

November 25, 2013

Via E-mail
G. Hunter Haas IV
President, Chief Financial Officer,
Chief Investment Officer and Treasurer
Bimini Capital Management, Inc.
3305 Flamingo Drive
Vero Beach, FL 32963

> **Re:** **Bimini Capital Management, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 20, 2013**
> **File No. 001-32171**

Dear Mr. Haas:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012

GAAP and Non-GAAP Reconciliation, page 58

1.   We note in your discussion of economic interest expense that you calculate this measure by adjusting GAAP interest expense by the gains or losses on your Eurodollar futures contracts in effect for the applicable period, while the gains or losses on Eurodollar futures contracts reflected in your consolidated statements of operations include gains or losses for all Eurodollar futures contracts in effect as of the end of each period in accordance with GAAP. Please clarify what is meant by this distinction, and provide us with a quantitative reconciliation of the adjustments to interest expense shown for each period related to your Eurodollar futures, and the income statement line item, Gains (losses) on Eurodollar futures, calculated in accordance with GAAP.

2.   We note throughout the MD&A your discussion is focused on economic interest expense and economic net portfolio income. In future filings, please also include a discussion of your GAAP results as the non-GAAP measures should not be given greater prominence.

Financial Statements

Consolidated Statements of Operations, page 79

3.   Please tell us how you determined it was appropriate to present Dividends Declared per Share of Common Stock on the face of the income statement. Please refer to paragraph 5 of ASC 260-10-45.

Form 10-Q for the quarterly period ended September 30, 2013

Note 9 – Commitments and Contingencies

4.   We note that you reversed reserves related to MortCo.'s repurchase obligation on loans sold to investors. Tell us the timing of when the loans were sold to support why you believe the statute of limitations has been reached for all loans sold. In addition, please clarify the contractual terms of the representations and warranties, including the repurchase obligation, made during the sale of these loans and why you believe your obligation has expired.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3413.

Sincerely,

/s/ Cicely L. LaMothe

Cicely L. LaMothe
Senior Assistant Chief Accountant